Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

April 14, 2009

Susann Reilly
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549-5546

Re: **EquityPoint, LLC Fund I Series**
      Form 1-A, filed August 11, 2008
      File No. 24-10220

Dear Ms. Reilly,

Please see the responses to your letter below:

General

1. We note your response to comment two of our letter dated March 3, 2009
    and the statement on page nine that "the Company should be able to meet
    its required capital needs." Please revise page nine and pages 17-19 to
    explain in quantified terms how your purchases would be affected by the
    receipt of less than the maximum proceeds, including for example, the sale
    of 25%, 50%, or 75% of the offering. It appears that, in the event you do
    not raise 25%, 50%, or more in this offering, you would require significant
    additional financing to enable purchases consistent with your 450 unit plan.
    Please revise to provide quantitative disclosure.

    We have added the following paragraph on page 9 to explain what action
    would be taken if we did not raise the maximum proceeds. If the company
    does not raise the maximum proceeds of this offer the company may
    purchase less than the intended 450 over the next five years. For example
    if the company raises 75% of the offering the company may only purchase
    325-350 units over the next 5 years. Subsequently if the company only

raises 50% of the offering the company may only purchase 200-225 units over the next five years.

Projected Cash Flow, page 18

2. We reissue prior comment five, in part. Please revise the last risk factor on page eight and this section to address possible sales at a loss and negative cash flow. Also, explain the basis for the statement that "the average market time for such properties is approximately 180 days" and the extent to which such sales were at a loss. We refer again to Exhibit H, which includes an example that appears to contemplate a loss of $1.3 million.

The last risk factor was revised on page 8-9 as described under comment 1. We have also removed the statement "the average market time for such properties is approximately 180 days" since the number of days on the market fluctuate due to many factors.

We also added the following risk factor:
Inability to dispose of properties in a reasonable time.

It is the Company's intention to dispose of properties within 180 days of being on the market. However, since the several factors in the real estate market is difficult to predict, the Company may not be able to fulfill this objective. The Company may be constrained by such factors as current market value, the local economic conditions, changes in zoning or population, lending policies, and other unforeseen conditions.

We appreciate your time. Please contact us with any questions or concerns. Our fax number is 951-602-6049.

Sincerely,

/s/ Jillian Ivey Sidoti
Counsel for EquityPoint, LLC Fund I Series and their Management
du/JIS